Annex A

RECENT TRANSACTIONS BY THE REPORTING PERSON IN SHARES OF SIXTH STREET LENDING PARTNERS

Reporting Person	Date of Transaction	Description of Transaction	Shares Acquired	Price Per Share
The Public Institution for Social Security	11/06/2026	Reinvestment of Dividends	304,596	$28.13